UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated October 19, 2020

Item 1

Millicom provides trading update

Luxembourg, October 19, 2020 – In conjunction with previously-announced proposed financing activities, Millicom International Cellular S.A. (“Millicom”) is providing the following trading update:

•	Millicom’s operating and financial performance was severely impacted by COVID-19 beginning in mid-March 2020;

•	actual results for second quarter 2020 reflected weak performance in April and May, followed by slightly improved performance in June;

•	the improved trend that began in June has continued throughout the third quarter, with most business lines and most countries experiencing better performance in the third quarter as compared to the second quarter of 2020, although key indicators generally remained meaningfully below pre-COVID levels.

Millicom will report its Q3 2020 results on October 30, 2020.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1-786-628-5300 / +1-305-302-2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Investor Relations Sr. Manager Tel: +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing highspeed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 14:00 CET on 19/10/2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: October 19, 2020